Larry Spirgel, Assistant Director, Division of Corporation Finance	October 9, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 001-13202

We are writing in response to your letter dated September 26, 2014 relating to our annual report on Form 20-F for the year ended December 31, 2013 (the “20-F for 2013”). For your convenience, we have repeated your comment along with our reply.

1.              We note in your response to comment 3 that it is your policy to measure the recoverable amount of your CGUs based on their fair value less costs to dispose. We also note that you determine fair value less cost of disposal using post-tax valuation assumptions. In addition, you disclose on page F-44 that your HERE CGU net cash flow projections includes assumptions regarding pricing as well as your continued focus on cost efficiencies. Please explain to us why it is appropriate to make these assumptions when determination fair value as they appear to be company specific and not what a market participant would use when pricing the asset. We refer you to the guidance in paragraph 53A of IAS 36.

We included the disclosures on page F-44 of the 20-F for 2013 that are referenced in the Staff’s comment above to describe the key assumptions on which management has based its determination of fair value less cost to dispose, as required by IAS 36 paragraph 134 (e)(i). We confirm that we have based our assumptions regarding pricing on a market participant’s view and the assumptions do not reflect any commercial terms, legal rights or restrictions that are unique to our HERE business or that we would otherwise expect to be unavailable to our competitors or other market participants. Additionally, our reference to a continued focus on cost efficiencies is meant to inform the reader that the market participant assumptions for future operating expenses are based on our existing cost structure,  factoring in increases related to future growth assumptions. The disclosure is not meant to suggest inclusion of any benefits derived from the grouping of our HERE business with our other assets or from synergies between HERE and our other businesses.

Our HERE business has operational independence. For instance, it has its own management team, has its own employees, operates on its own IT systems (which are different from those utilized by our other businesses), operates principally out of its own offices and facilities, and is not significantly affected by intercompany transactions or corporate support. We believe any market participant would benefit from the pricing and cost efficiency assumptions. As indicated above, we have made our assumptions from a market participant’s point of view and, as such, the assumptions are in accordance with the requirements and principles of IAS 36.

We respectfully note the Staff’s comments and we will in future filings focus on elaborating further the nature of the assumptions used in the goodwill impairment testing and clarifying their alignment with the requirements of IAS.

Nokia acknowledges that

• Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nokia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kristian Pullola by e-mail at kristian.pullola@nokia.com or by phone +358 (0) 10 44 88 000.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Vice President,
Corporate Controller	Corporate Legal

cc:	David Dixter
Shearman & Sterling LLP